C/Funds Group, Inc. Mutual Fund Series Email: cfunds@ctrust.com - Internet: www.ctrust.com/cfunds.htm	201 Center Road, Suite 2 Venice, FL 34285 Voice: 941-488-6772 Toll Free: 800-338-9477 Fax: 941-496-4660

November 30, 2007

C/Fund	Today's NAV Per Share: $19.53 Total Assets Held: $3.6 million Percentage Invested In Stocks: 98%

Transactions (Shares Purchased and Sold

Purchased: 100,000 shares American General Finance 6% due 11/15/14.

Sold: 2,500 shares Cadence Financial Corp.; 1,500 shares Citigroup, Inc.; 1,500 shares General Motors Corp.; 2,000 shares Lowe's Co.

C/Growth Stock Fund	Today's NAV Per Share: $14.87 Total Assets Held: $2.1 million Percentage Invested In Stocks: 97%

Transactions (Shares Purchased and Sold)

Purchased: 230 shares Assurant, Inc.; 270 shares Fiserv, Inc.; 270 shares Level 3 Communications; 450 shares Roper Industries, Inc.

Sold: 485 shares Chicago Bridge & Iron Co.; 400 shares EMC Corp.; 225 shares Gilead Sciences, Inc.; 240 shares Precision Castparts Corp.; 225 shares ITT Educational Services, Inc.; 280 shares Jacobs Engineering, Inc.; 805 shares Jones Lang LaSalle.

Return Information as of 11/30/07

Fund	YTD	Before Taxes				After Taxes on Distributions				After Taxes on Distributions and Sale of Fund Shares
11/30/07	11 Months	1 year	5 year	10 year	Inception	1 year	5 year	10 year	Inception	1 year	5 year	10 year	Inception
C/Fund	9.10%	10.80%	8.17%	4.73%	9.28%	10.72%	8.00%	3.51%	7.55%	7.76%	5.69%	4.58%	7.00%
C/Growth Stock Fund	23.40%	22.52%	18.34%	8.95%	9.83%	19.76%	16.65%	6.99%	8.27%	17.61%	13.15%	8.17%	7.81%

NOTE: Performance data quoted represents past performance. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Year to date return is actual and all others are annualized returns.

Remember that a fund's past performance is not necessarily an indication of how it will perform in the future.

Announcements

Fund Information Available on NASDAQ

You can now view NAV information on line through financial information providers such as Yahoo Finance. The ticker symbols are CFUNX for C/Fund and CGROX for C/Growth Stock Fund.

C/Funds on the Internet!

C/Funds information like daily Net Asset Values, current and previous newsletters, Annual Reports, and the Prospectus are now available via the World Wide Web. Point your favorite browser to http://www.ctrust.com and follow the C/Funds link for current information or the Library link for archives and larger documents.

You can also reach us by electronic mail at cfunds@ctrust.com.

C/Funds Offers Automatic Investing!

Free electronic transfers between your personal checking account and your C/Funds Group account enables you to invest conveniently without mailing checks. For more information please call us at (800) 338-9477 or 488-6772.

Get More Information

For more complete information about C/Funds Group, Inc., including expenses, review our Prospectus which is available at our web site as described above at "C/FUNDS on the Internet," by writing to us at the address shown on this newsletter, or by calling (800) 338-9477 or (941)-488-6772. Read the Prospectus carefully before you invest or forward funds.